July 30, 2014

BY EDGAR AND OVERNIGHT DELIVERY

Geoff Kruczek

Attorney-Advisor

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	First Physicians Capital Group, Inc.

Schedule 13E-3 filed by First Physicians Capital Group, Inc., et al.

Filed June 20, 2014

File No. 005-59913

Preliminary Proxy Statement on Schedule 14A

Filed June 20, 2014

File No. 000-30326

Schedule 13D/A filed by SMP Investments I, LLC and

Brian Potiker

Filed April 8, 2014

File No. 005-59913

Schedule 13D/A filed by Ciabattoni Living Trust, Anthony Ciabattoni and

Jane Ciabattoni

Filed June 20, 2014

File No. 005-59913

Schedule 13D/A filed by William Houlihan

Filed June 20, 2014

File No. 005-59913

Dear Mr. Kruczek:

On behalf of First Physicians Capital Group, Inc. (the “Company”), William Houlihan, Robert N. Schwartz, Ph.D., Richardson E. Sells, Sean Kirrane, Adrian Reeder, SMP Investments I, LLC, Brian Potiker, Ciabattoni Living Trust dated August 17, 2000, Anthony J. Ciabattoni and Jane G. Ciabattoni (together with the Company, the “Filing Parties”), we are writing to respond to your letter dated July 10, 2014, containing comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filings.

United States Securities and Exchange Commission

July 30, 2014

For ease of reference, the text of the Staff’s comments is in bold-face type below, followed in each case by the responses of the relevant Filing Party or Parties.

Schedule 13E-3

Item 3. Identity and Background of Filing Person, page 2

1.	Please revise to provide the disclosure required by Item 1003(c)(1) and (2) of Regulation M-A with respect to Anthony and Jane Ciabattoni.

Response: In response to the Staff’s comment, the Schedule 13E-3 incorporates the additional requested disclosure from page 40 of the Preliminary Proxy Statement.

Item 10. Financial Statements, page 7

2.	Please disclose the information required by Item 1010(a)(3) and (4) of Regulation M-A.

Response: In response to the Staff’s comment, the Schedule 13E-3 has been revised to incorporate the requested disclosure from page 58 of the Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

3.	Please revise the cover page of the proxy statement and the proxy card to clearly mark each as “Preliminary Copy.” Refer to Rule 14a-6(e)(1).

Response: In response to the Staff’s comment, the notice of annual meeting, the cover page of the Preliminary Proxy Statement and the proxy card have each been clearly marked as a “Preliminary Copy.”

Summary Term Sheet, page 1

4.	Please refer to the penultimate paragraph on this page and disclose the aggregate percentage and number of shares committed to vote in favor of proposal 1 relative to the number required to approve that proposal under each voting standard (i.e., common stock voting as a class and common and preferred stock voting as a separate class).

Response: In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to provide the requested disclosure on page 1. The aggregate percentage and number of shares committed to vote in favor of Proposal 1 corresponds to the voting standards for the common stock voting as a class and the common and preferred stock voting as a separate class, which standards are described in the third paragraph of page 1.

United States Securities and Exchange Commission

July 30, 2014

Stockholders Entitled to Vote, page 4

5.	We note the disclosure here regarding the number of common shares into which the Series 5-A and 6-A are convertible. Please reconcile with the numbers disclosed on page 7 of Annex D.

Response: In response to the Staff’s comment, page 7 of the valuation report filed as Annex D to the Preliminary Proxy Statement has been revised to provide the aggregate number of shares of Common Stock into which each series of preferred stock is convertible. With respect to the Series 5-A and Series 6-A, the revised valuation report reflects the aggregate number of shares of Common Stock into which each series of preferred stock is convertible before and after the proposed Series 7-A Exchange. Further, the revised valuation report and presentation have been filed as Exhibit (c)(iii) to Amendment No. 1 to the Schedule 13E-3.

How will I be affected . . .?, page 8

6.	Please revise to disclose any affiliates who are eligible to participate in the exchange you mention and the effect, if any, on their beneficial ownership and voting rights following its completion. If the exchange will occur prior to the presentation of the proposals included in this filing, please update your disclosure regarding the number of shares committed to vote in favor of proposal 1. Please also revise to clarify how, if at all, the terms of the warrants to be received in the exchange will change as a result of the reverse stock split.

Response: In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to provide the requested disclosure on pages 9, 28 and 46.

Special Factors, page 10

7.	We note that the disclosure in this section and under “Fairness of the Reverse Stock Split” is limited to the Company, as it only relates to what it and Board concluded and/or determined. Each filing person must individually comply with the requirements of Schedule 13E-3, including Items 7 and 8. Therefore, please revise to disclose each of the “Filing Party’s” purposes and reasons for the transaction and alternatives considered. If those purposes, reasons and alternatives are the same as or different from the company, please revise accordingly. Also, if the Board’s analysis and conclusions regarding fairness of the transaction is being expressly adopted by the other Filing Parties, and the board did not consider all the factors listed in paragraphs (c), (d) and (e) and Instruction 2 to Item 1014 of Regulation M-A, such filing persons should discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed relevant or material.

Response: In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to provide the requested disclosure on page 32.

United States Securities and Exchange Commission

July 30, 2014

8.	Please revise to include the disclosure required by Instruction 3 to Item 1013 of Regulation M-A and state the effect of the Rule 13e-3 transaction on each affiliate’s interest in the net book value and net earnings of the company in terms of both dollar amounts and percentages.

Response: In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to provide the requested disclosure on page 29.

9.	We note that as of September 30, 2013, the Company reported federal net operating loss carry-forwards of approximately $19.9 million, which expire in 2030. Expressly disclose, if true, that the surviving company and affiliate filing persons will be beneficiaries of these net operating loss carry-forwards. See Instruction 2 to Item 1013 of Regulation M-A.

Response: In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to provide the requested disclosure on pages 9 and 26.

Strategic Alternatives Considered, page 12

10.	We note that appraisal rights are not available in connection with this transaction. Discuss whether this was a factor in setting the structure of this going private transaction. That is, how did the board consider the lack of appraisal rights in choosing the method by which to take the company private? Would appraisal rights have been available had you chosen a different means?

Response: In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to provide the requested disclosure on page 13.

Background of the Reverse Stock Split, page 12

11.	In an appropriate place in this discussion, expand the disclosure of the background of the transaction to describe all discussions, meetings, negotiations, and contacts among board members, management and third parties, including outside counsel and/or major shareholders such as SMP Investments I, LLC and the Ciabattoni Living Trust and their control persons. In doing so, please identify the participants of each discussion, meeting, or contact, the date of each discussion or meeting, and the individuals and/or entities that initiated the contact. For example, but without limitation:

•	identify the person or persons who first raised the issue of taking the company private in January 2014;

•	describe the participation of specific members of the board in the background of the transaction;

United States Securities and Exchange Commission

July 30, 2014

•	describe how and when SMP Investments, the Ciabattoni Living Trust and their affiliates became involved in the deliberations regarding this transaction, including when they provided the voting indications you mention on page 1;

•	the specific reasons or conflicts that prompted the consideration of forming a special committee and who first raised the idea; and,

•	describe in greater detail any discussions of a possible sale of the company and the basis for the board’s conclusion that a majority of stockholders would not support a sale.

Response: In response to the Staff’s comment, the Preliminary Proxy Statement has been revised on pages 13 through 19 to provide additional disclosure about the background of the reverse stock split. We have supplemented the disclosure to clarify that the Board began serious consideration of a going private transaction in March 2014 and, as a result, engaged Cabrillo Advisors to assist the Company in evaluating the fair market value of the Company’s common stock. Discussions prior to March 2014 were more general in nature due to the fact that the Board was focused on the Company becoming current in its SEC filing obligations, which the Board understood was a prerequisite to a going private transaction. The Filing Parties have made a good faith effort to accurately summarize the discussions regarding the proposed going private transaction in this filing. However, it must be noted that a substantial portion of these discussions took place as long as three years ago and that, many of these discussions took place informally and not at Board meetings. As a result, no notes, agendas or minutes reflect the specific topics discussed in these informal discussions. The Board then began more detailed discussions of a going private transaction at the Board meeting held on May 23, 2014, which was the first Board meeting after the Company became current with its SEC reporting obligations. We have also expressly disclosed that Mr. Potiker and Mr. Ciabattoni intentionally did not exercise their observation rights with respect to the Board meetings at which the Board considered a going private transaction and related alternatives in order to allow the Board members, each of which is independent, to consider the transaction without any input or influence from Mr. Potiker or Mr. Ciabattoni.

12.	Please supplement your discussion and describe how Cabrillo Advisors was selected. See Item 1015(b)(3) of Regulation M-A.

Response: In response to the Staff’s comment, the Preliminary Proxy Statement has been revised on page 15 to provide additional disclosure about how Cabrillo Advisors was selected.

United States Securities and Exchange Commission

July 30, 2014

13.	On page 15, you refer to “a draft of the valuation presentation” and Cabrillo’s “valuation report.” Please revise to provide the disclosure required by Item 1015 of Regulation M-A. This presentation should be summarized in considerable detail in the disclosure document. Also, if the data and analyses included in this presentation differ in any material way from the final presentation, please explain the reason for the difference. We remind you that any written materials, such as board books, not already filed, must be filed as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.

Response: In response to the Staff’s comment, the Preliminary Proxy Statement has been revised on page 18 to provide an explanation of the differences between the draft and the final valuation presentations. Other than the differences explained on page 18, the draft and final valuation presentations are substantially identical. The valuation report was only provided in final form and was not provided with the draft valuation presentation.

14.	Please revise to clarify how you determined the pre-split price per share you will pay. While we note the disclosure regarding the weight assigned to the valuation report, it is unclear how you determined the specific price you intend to pay, as opposed to any other price within the range included in your disclosure.

Response: In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to provide additional disclosure about how the pre-split price per share was determined on pages 18 and 19.

Third Party Valuation, page 17

15.	We note the disclosure of the analyses prepared by Cabrillo Advisors and that it appears from your disclosure here and in Annex D that it relied on financial projections in preparing such analyses. Please revise to disclose those projections in the main body of the proxy statement. Please also revise to disclose who prepared the projections, when they were prepared and provided to Cabrillo Advisors and any material assumptions upon which the projections are based.

Response: The projections relied on by Cabrillo Advisors in preparing its analysis can be found on page 25 of the Preliminary Proxy Statement. The Preliminary Proxy Statement has been revised on page 25 to disclose the process by which the projections were prepared and the material assumptions upon which the projections are based.

United States Securities and Exchange Commission

July 30, 2014

Guideline Transaction Method, page 20

16.	We note the statement that Cabrillo Advisors noted the relevance of “…historical transactions to the current valuation is limited due to the recent and current market conditions…” Revise to explain what material differences there have been in recent and current market conditions as compared to historical conditions, which would adversely impact the valuation range derived.

Response: In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to provide the requested disclosure on page 23.

Fairness of the Reverse Stock Split, page 25

17.	Please disclose the information required by Instruction 2(iv) and (vi) of Item 1014 of Regulation M-A. In this regard, we note that you characterize the valuation analysis by Cabrillo Advisors as representing a “going concern value.” Please reconcile with your other characterizations of it involving a fair market valuation of your common stock.

Response: In response to the Staff’s comment, the Preliminary Proxy Statement has been revised on page 30 to clarify that that the Board considered the range of fair market value from the valuation of the Company by Cabrillo Advisors, which was based on the assumption that the Company will continue as a going concern. The Company did not make any purchases required to be disclosed pursuant to Item 1002(f) of Regulation M-A or Instruction 2(vi) to Item 1014 of Regulation M-A.

18.	Please refer to page 27, where you discuss the procedural fairness. Please revise to specifically identify, and analyze how, the factors in Item 1014(c) and (e) relate to the disclosed conclusions regarding procedural fairness. For example, we note your statement about how the separate vote of common stockholders protects their interests. It is unclear how you reached this conclusion given your disclosure that affiliates engaged in this transaction beneficially own a substantial majority of outstanding common shares and intend to vote the shares they own in favor of proposal 1. Given this, and that you have not designating an unaffiliated representative to act solely on behalf of the unaffiliated security holders, it is unclear why you believe the transaction is procedurally fair to unaffiliated stockholders.

Response: In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to provide the requested disclosure on page 31.

United States Securities and Exchange Commission

July 30, 2014

19.	We note the significant increase in share price commencing on or around April 4, 2014 as compared to prior periods. Disclose whether the filing persons considered the recent increase in share price over the third fiscal quarter as a factor in completing a going private transaction at this time.

Response: In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to provide the requested disclosure on pages 18 and 30.

Name and Address of the Company, page 34

20.	Please reconcile the address disclosed here with the address on page 1 of Annex D.

Response: In response to the Staff’s comment, the address on page 1 of the valuation report filed as Annex D to the Preliminary Proxy Statement has been revised to match the address disclosed on page 38 of the Preliminary Proxy Statement. Further, the revised valuation report and presentation have been filed as Exhibit (c)(iii) to Amendment No. 1 to the Schedule 13E-3.

Schedules 13D

21.	We refer to Exchange Act Rule 13d-2(a), which requires prompt amendment of a beneficial ownership report on Schedule 13D upon the occurrence of a material change. We note the date of the triggering event with respect to Schedules 13D filed by filing parties the Ciabattoni Living Trust, et al, SMP Investments I, LLC, et al and Mr. Houlihan. Each of the aforementioned reports was not amended until months after the triggering events. Please advise. We may have further comment.

Response: Each of Ciabattoni Living Trust, SMP Investments I, LLC, and Mr. Houlihan acknowledge that that the beneficial ownership report on Schedule 13D requires prompt amendment upon the occurrence of a material change and that their respective reports were not amended until months after the occurrence of the triggering events. Ciabattoni Living Trust, SMP Investments I, LLC, and Mr. Houlihan have advised the Company that they will promptly file amendments to their respective Schedule 13Ds if events occur that require an amendment to their Schedule 13Ds.

United States Securities and Exchange Commission

July 30, 2014

* * * * * * *

The Filing Parties acknowledge that:

•	the Filing Parties are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Filing Parties may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact James E. O’Bannon, our outside counsel, at 214.969.3766. Thank you for your cooperation and prompt attention to this matter.

[Signature Page Follows]

Sincerely,

FIRST PHYSICIANS CAPITAL GROUP, INC.

/s/ Sean Kirrane
Sean Kirrane, Chief Executive Officer

/s/ William Houlihan
William Houlihan, individually

/s/ Robert N. Schwartz, Ph.D.
Robert N. Schwartz, Ph.D., individually

/s/ Richardson E. Sells
Richardson E. Sells, individually

/s/ Sean Kirrane
Sean Kirrane, individually

/s/ Adrian Reeder
Adrian Reeder, individually

SMP INVESTMENTS I, LLC

/s/ Brian Potiker
Brian Potiker, Manager

/s/ Brian Potiker
Brian Potiker, individually

CIABATTONI LIVING TRUST U/A/D AUGUST 17, 2000

/s/ Anthony J. Ciabattoni
Anthony J. Ciabattoni, Trustee

/s/ Anthony J. Ciabattoni
Anthony J. Ciabattoni, individually

/s/ Jane G. Ciabattoni
Jane G. Ciabattoni, individually

cc:	James E. O’Bannon

Charles T. Haag

Jones Day